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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                   QMS, INC.
                           (Name of Subject Company)
                            ------------------------

                          MINOLTA INVESTMENTS COMPANY
                               MINOLTA CO., LTD.

                                   (Bidders)

           COMMON STOCK, $.01 PAR VALUE                                 74726G102
          (Title of Class of Securities)                  (CUSIP Number of Class of Securities)

                TOSHIHIRO KATAOKA                                     ALLEN A. HANS
                MINOLTA CO., LTD.                              MINOLTA INVESTMENTS COMPANY
           3-13, AZUCHI-MACHI 2-CHOME,                           C/O MINOLTA CORPORATION
          CHUO-KU, OSAKA 541-8556, JAPAN                            101 WILLIAMS DRIVE
           TELEPHONE: (81) 6-6271-2251                           RAMSEY, NEW JERSEY 07446
           FACSIMILE: (81) 6-6266-1010                          TELEPHONE: (201) 825-4000
                                                                FACSIMILE: (201) 825-7331

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications of Behalf of Bidders)

                                    COPY TO:

                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                           TELEPHONE: (212) 310-8000
                           FACSIMILE: (212) 310-8007
                            ------------------------

                              JUNE 7 AND 14, 1999
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                           AMOUNT OF FILING FEE
                         $34,000,000                                                        $6,800

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 5,440,000 shares of common stock, par value $0.01 per share (the "Shares"), of QMS, Inc. at a price of $6.25 per Share in cash, without interest. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    Amount Previously Paid:       None                        Filing Party:   Not Applicable
    Form or Registration No.:     Not Applicable              Date Filed:     Not Applicable

                         (Continued on following pages)
                            (Page 1 of       Pages)

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
CUSIP NO. 74726G102                       14D-1                      Page 2 of _

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1   NAME OF REPORTING PERSONS:  Minolta Investments Company
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:  23-36-58241

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):

    N/A                                                                      / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    State of Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,130,000
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

    N/A
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    16.6%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
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                                       2

CUSIP NO. 74726G102                       14D-1                      Page 3 of _

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS:  Minolta Co., Ltd.
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:  23-36-58241

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS:

    OO,WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):

    N/A                                                                      / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    Japan
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,130,000
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

    N/A
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    16.6%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 is filed by Minolta Investments Company, a Delaware corporation ("Purchaser"), and Minolta Co., Ltd. ("Parent"), a Japanese corporation and the owner of all of the outstanding capital stock of Purchaser, relating to the offer by Purchaser to purchase 5,440,000 shares of common stock, par value $0.01 per share (the "Shares"), of QMS, Inc. (the "Company"), at $6.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is QMS, Inc., a Delaware corporation. The address of the Company's principal executive offices is One Magnum Pass, Mobile, Alabama 36618.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 (Certain Information Concerning Purchaser and Parent) and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser or Parent, or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)(1) The information set forth in Section 9 (Certain Information Concerning Purchaser and Parent) and Section 11 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference. Other than transactions described in Sections 9 and 11, none of Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase, have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

    (a)(2) None of Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Tender Offer Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transactions or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

    (b) The information set forth under "Introduction," in Section 9 (Certain Information Concerning Purchaser and Parent), Section 10 (Background of the Offer; Contacts with the Company), and Section 11 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth under "Introduction" and in Section 12 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth in Section 11 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 (Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth on the cover page, under "Introduction" and in Section 9 (Certain Information Concerning Purchaser and Parent), Section 10 (Background of the Offer; Contacts with the Company), Section 11 (Purpose of the Offer; Plans for the Company), and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
     COMPANY'S SECURITIES

    The information set forth under "Introduction," Section 11 (Purpose of the Offer; Plans for the Company) and Section 13 (Dividends and Distributions) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 (Certain Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS TO CERTAIN BIDDERS

    The information set forth in Section 9 (Certain Information Concerning Purchaser and Parent) of the Offer to Purchase and in Exhibit (g) below are incorporated herein by reference. The inclusion of such information shall not be deemed to be an admission that such information is material to a decision by shareholders whether to tender or hold their Shares.

ITEM 10. ADDITIONAL INFORMATION

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in Section 15 (Certain Legal Matters; Required Regulatory Approvals) of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 (Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations) of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase, dated June 14, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Form of Summary Advertisement, dated June 14, 1999

    (a)(8) Text of Press Release, dated June 8, 1999, by Parent

    (a)(9) Text of Press Release, dated June 14, 1999, by Parent

    (b)   None

    (c) Stock Purchase Agreement, dated as of June 7, 1999, among Parent, Purchaser and the Company

    (d)   None

    (e)   None

    (f)   None

    (g)   Financial Statements of Minolta Co., Ltd., with notes

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999

                                MINOLTA CO., LTD.

                                By:  /s/ HIROSHI FUJII
                                     ------------------------------------------
                                     Name: Hiroshi Fujii
                                     Title: Director

                                MINOLTA INVESTMENTS COMPANY

                                By:  /s/ ALLEN A. HANS
                                     ------------------------------------------
                                     Name: Allen A. Hans
                                     Title: Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT                                              DESCRIPTION                                               PAGE
---------  -----------------------------------------------------------------------------------------------     -----

(a)(1)     Offer to Purchase, dated June 14, 1999.........................................................

(a)(2)     Letter of Transmittal..........................................................................

(a)(3)     Notice of Guaranteed Delivery..................................................................

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...............

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.......................................................................................

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9..........

(a)(7)     Form of Summary Advertisement, dated June 14, 1999.............................................

(a)(8)     Text of Press Release, dated June 8, 1999, by Parent...........................................

(a)(9)     Text of Press Release, dated June 14, 1999, by Parent..........................................

(c)        Stock Purchase Agreement, dated as of June 7, 1999, among Parent, Purchaser and the Company....

(d)        None...........................................................................................

(e)        Not applicable.................................................................................

(f)        None...........................................................................................

(g)        Financial Statements of Minolta Co., Ltd., with notes..........................................